UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of September 2021
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 3, 2021, VectivBio Holding AG, or the Company, issued a press release announcing the results of the Company’s Extraordinary General Meeting of Shareholders, which was held at 2:00 p.m. (Swiss time) on September 2, 2021, at the Company’s offices at Aeschenvorstadt 36, 4051 Basel, Switzerland. A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibits

99.1	Press Release of the Company dated September 3, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

September 3, 2021	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer